7315 East Parkview Avenue

Centennial, Colorado 80111

(303) 912-5327

February 1, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att: Ms. Suzanne Hayes and Ms. Irene Paik

Re:	IASO BioMed, Inc. Amendment No. 3 to Draft Registration Statement Submitted May 2, 2016 CIK NO. 0001662907

Dear Ms. Hayes and Ms. Paik:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 22, 2017 (the “SEC Comment Letter”) regarding the above-referenced Draft Registration Statement, as amended, (the “DRS”) filed by IASO BioMed, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.

Our responses are as follows:

Prospectus Summary

Certain Relationships and Related Transactions, page 62

1. We note your disclosure on pages F-9 and F-11 that you are party to an unsecured note payable to an officer, founder and stockholder for $25,000. Please expand your disclosure in this section to provide required information regarding this note payable pursuant to Item 404(d)(1) of Regulation S-K. Alternatively, please tell us why you do not believe this disclosure is required.

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see pages 62, F-9 and F-11.

Securities & Exchange Commission

February 1, 2017

Exhibit Index

2. Please file a complete copy of your Exhibit 10.2 (the License Agreement with the Royal Institution for the Advancement of Learning/McGill University), including Appendix “B” as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed a complete copy of the License Agreement withthe Royal Institution for the Advancement of Learning/McGill University as Exhibit B including Appendix B which has been redacted pursuant to the Request for Confidential Treatment which has been granted.

Note 7 – Subsequent Events, page F-11

Comment No. 22 from Staff’s Letter of May 27, 2016.

We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company’s initial rounds of financing included a founder’s round upon start-up priced at par value per share, an initial round of accredited investors following the founder’s round at $0.10 per share, and the current private placement by the Company which is priced at $0.40 per unit including three year warrants at an exercise price of $.75 per share to accredited investors. These funding steps have followed a customary route for companies in similar states of development in management’s opinion. The Company believes the pricing for the IPO of $.50 per share further follows this path given the Company has been in existence for nearly two years, has reached key milestones in its business plan, has made advancements in research and development, and has been working to develop its intellectual property portfolio both in the United States and internationally. In addition, the pending effectiveness of the Registration Statement on Form S-1 and the added value the public market for the common stock and public reporting provides to new investors serves to further augment the rationale for the IPO price of $.50 per share.

Should you or others have any questions or would like additional information, please contact Mikhail Hitune, Esq. of Newman & Morrison, LLP, Attention, at (212) 248-1001 or by fax at (212) 202-6055.

Very truly yours,

/s/ Richard M. Schell
Mr. Richard M. Schell
Chief Executive Officer